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VIA EDGAR

November 7, 2006


Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Lincoln Life & Annuity Variable Annuity Account H and Lincoln Life & Annuity Company of New York
         American Legacy Design
         File Nos. 811-08441; 333-135737

Ladies and Gentlemen:

Lincoln Life & Annuity Company of New York is filing Pre-Effective Amendment No. 1 to the registration statement for the above referenced Form N-4 Registration Statement. Pursuant to Rule 461 under the Securities Act of 1933, Lincoln Life & Annuity Company of New York on behalf of the Registrant and the Principal Underwriter, respectfully requests that the effective date of the Registration Statement be accelerated and that the Registration Statement be declared effective on November 20, 2006, or as soon as possible thereafter.

Sincerely,

/s/ Heather Dzielak

Heather Dzielak
Second Vice President